Management’s Discussion and Analysis for the Third quarter of 2013

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

The following management’s discussion and analysis ("MD&A"), which is dated as of November 12, 2013, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and nine-month periods ended September 30, 2013 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine-month periods ended September 30, 2013 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2012. All dollar amounts in this MD&A are expressed in thousands of dollars, and unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option, share appreciation rights and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 26, 2013, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, changes in world gold markets, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

content

Forward-Looking Statements	2

Core Business	4

Twangiza Mine	7

Namoya Mine Development	9

Exploration	10

Results of Operations	11

Summary of Quarterly Results	14

Liquidity and Capital Resources	15

Contractual Obligations	16

Related Party Transactions	16

Critical Accounting Estimates	17

Accounting Standards Issued but Not Yet Effective	20

Financial Instruments	20

Risks and Uncertainties	21

Outstanding Share Data	23

Disclosure Controls and Procedures	23

Internal Control Over Financial Reporting	24

Non-IFRS Measures	24

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Core Business

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and construction of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of gold from oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

As gold prices continued to remain depressed during and subsequent to the third quarter of 2013, management intends to accelerate its continuous improvement initiatives, waste spending reduction programs, and cost containment processes in order to prevent further erosion of profit margins, which is being experienced throughout the industry.

Q3 2013 SUMMARY

(i)Financial

The table below provides a summary of financial and operating results for the three and nine-months ended September 30, 2013 and 2012 as well as the first and second quarters of 2013:

	YTD 2013[1]	YTD 2012[1,2]	Q3 2013	Q3 2012[2]	Q2 2013	Q1 2013
Selected Financial Data
Revenues	84,786	8,692	27,133	8,692	24,484	33,169
Total mine operating expenses[3]	(68,078)	(7,990)	(23,912)	(7,990)	(21,951)	(22,215)
Gross earnings from operations	16,708	702	3,221	702	2,533	10,954
Net (loss)/income	(456)	(10,435)	(3,671)	(2,794)	(3,054)	6,269
Basic net (loss)/earnings per share ($/share)	(0.00)	(0.05)	(0.01)	(0.01)	(0.01)	0.03
Key Operating Statistics
Average gold price received ($/oz)	1,434	14,992	1,329	1,660	1,342	1,621
Gold sales (oz)	59,118	5,123	20,410	5,123	18,252	20,456
Gold production (oz)	59,733	5,435	20,784	5,435	19,347	19,602
All-in cash cost per ounce ($/oz)[4]	1,093	1,298	1,059	1,298	1,086	1,141
Cash cost per ounce ($/oz)[4]	817	1,022	821	1,022	789	840
Gold margin ($/oz)[4]	617	638	508	638	553	816
Financial Position
Cash and cash equivalents	14,827	63,443	14,827	63,443	43,182	17,293
Gold bullion inventory at market value[5]	4,962	4,133	4,962	4,133	4,521	3,240
Total assets	783,190	618,796	783,190	618,796	757,692	669,424
Long term debt	157,621	153,374	157,621	153,374	156,642	155,664

(1) For the nine-month periods ended September 30, 2013 and 2012

(2) The Company declared commercial production effective September 1, 2012. YTD 2012 and Q3 2012 figures reflect only one month of production revenues and related mine operating expenses

(3) Includes depletion and depreciation

(4) All-in cash cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to non-IFRS measures section of this MD&A for additional information.

All-in cash cost per ounce, cash cost per ounce and gold margin for Q1 2013 have been restated on a production basis as compared to a sales basis in prior periods

(5) This represents 3,642 ounces of gold bullion inventory, with a cost of $2,685, shown at the September 30, 2013 closing market price of $1362.50 per ounce of gold.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

•	Revenues during the three-month period were $27,133 compared with revenue of $24,484 for the second quarter of 2013, which was the third full quarter of commercial production at Twangiza.

•	Mine operating expenses, including depletion and depreciation, for the three month period ended September 30, 2013 were $23,912 compared to $21,951 for the second quarter of 2013. Production costs for the third quarter of 2013 were $17,068 compared to $15,265 in the second quarter of 2013.

•	Gross earnings from operations for the third quarter of 2013 were $3,221 (compared to $2,533 for the second quarter of 2013).

•	The net loss of $3,671 for the third quarter of 2013 was driven by a $3,248 accounting loss on change in fair value of the Company’s issued preference shares during the third quarter.

(ii) Operational

•	The Twangiza Gold Mine recorded no serious injuries up to the end of the third quarter of 2013.

•	In the third quarter of 2013, the plant at the Twangiza gold mine processed 266,320 tonnes of ore at an indicated head grade of 2.83 g/t Au and a recovery rate of 82.9% to produce 20,784 ounces of gold. Recoveries have begun to show improvements and are expected to achieve approximately 85% for the rest of the year.

•	During the third quarter, 20,410 ounces of gold were sold at an average gold price of $1,329 per ounce (compared to an average price of $1,342 per ounce obtained during Q2 2013) for total revenues of $27,133 (compared to total revenues of $24,484 during Q2 2013).

•	The Company continues its expansion of the Twangiza plant’s operating capacity from 1.3Mpta to 1.7Mpta with completion on schedule by the end of the fourth quarter of 2013.

(iii) Construction & Development

•	During the third quarter of 2013, the Company spent a further $30,212 in cash for the construction and development of its Namoya gold mine. The total cash spent on the project during 2013 up to the end of the third quarter is $103,877. There remains no material change to the previous forecasted cost to completion of the project disclosed in the Company’s Q2 MD&A.

•	Management continued the optimization of Namoya construction efforts to meet project deadlines.

•	Regarding construction activities, the overall Namoya project stands at 90.6% completion as of the date of this MD&A. The remaining containers for the project have been shipped and are currently in transit to site. The target for first production at Namoya remains for Q4 2013.

•	Upon further review of the construction progress of the Namoya process plant, a plan has been implemented to fast-track the commencement of the production processes and schedule for the Namoya mine. This plan consists of bypassing the main Namoya run-of-mine (ROM) pad and transporting specifically coarse material directly to two mobile crushers which directly feed (including cement additions) the grasshoppers placed on the heap leach pads for stacking of ore. Stacking commenced late October and spraying of the cyanide on the stacked ore is expected to commence in November. It is now expected that gold production from the Namoya mine in 2013 will be up to 3,000 ounces.

 (iv) Exploration

•	Exploration activities continued to focus on grass root target generation and delineation of new mineral prospects. The program consisted of gridding, surface geological mapping, soil and stream sediments sampling, rock chip sampling, trenching/channel sampling and auger drilling. Exploration expenditures for the remainder of the year will continue to remain lower than originally planned to focus on core activities, which include the completion of the Namoya project and optimization of the Twangiza plant.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

(v) Financing Matters

•	The establishment of credit facilities during the first quarter of 2013 for $30 million was completed with two commercial banks in the DRC, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest respectively. The Rawbank facility has been renegotiated to be repayable in ten equal monthly installments starting in April 2014 while the Ecobank facility is repayable in four equal quarterly payments from March 31, 2014.

•	In April 2013, the Company announced the closing of its previously announced short-form prospectus offering (the “Offering”) and concurrent private placement (the “Concurrent Offering”). The Offering consisted of 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795 and 116 series A preference shares of the Company priced at $25.00 per share for gross aggregate proceeds of $2,900. The Concurrent Offering consisted of 1,200 preferred shares of a subsidiary of the Company (the “Subco Shares”) and 1,200 associated series B preference shares of the Company priced at $25.00 per Subco Share and series B preference share for gross aggregate proceeds of $30,000.

•	In July 2013, a further $3 million credit facility was received from Rawbank which bears interest at a rate of 10% and is repayable over 24 monthly installments starting September 2013.

•	The Company secured $20 million in additional funding for completion of the Namoya project and operating expenses for early months of production at Namoya through two sources. A loan from Banque Commerciale du Congo (“BCDC”) amounting to $10 million is repayable commencing February 2014 in ten equal monthly installments of $1 million and a final installment of $384 with an annual interest rate of 8%. The remaining $10 million of loans were secured through the resource fund of Auramet Trading, LLC (the “Auramet loans”), the organization through which the Company sells gold produced from its Twangiza Gold Mine. The Auramet loans are repayable in six monthly physical gold deliveries commencing July 2014 and ending December 2014, through the delivery of 1,558 ounces each month.

•	The Company also negotiated a gold prepayment arrangement which provides for prepayment by Auramet for gold sales to Auramet up to 30 days in advance of gold delivery. The amount of prepayment at any one time will not exceed $7.5 million. This gold prepayment arrangement will be in place until February 2014.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Twangiza Mine

During the third quarter of 2013, gold output increased by 7% as compared to Q2 2013. With the installation of new ore processing equipment (mineral sizer, secondary and tertiary crushers) during the latter part of the second quarter, greater throughputs were observed during the third quarter as a result of this partial completion of the plant expansion. However, plant availability decreased due to the handling of wet sticky material during part of Q3 2013 as compared to Q2 2013.

TWANGIZA MINE	Q3 2013	Q2 2013	Q1 2013

Gold sales (oz)	20,410	18,252	20,456
Gold produced (oz)	20,784	19,347	19,602
Material mined (t)	1,168,875	1,070,462	973,904
Ore mined (t)[1]	494,535	405,283	492,529
Waste mined (t)	674,340	665,179	482,375
Strip ratio (t:t)[2]	1.36	1.64	0.98
Ore milled (t)[1]	266,320	235,730	239,100
Head grade (g/t)[3]	2.83	2.91	3.04
Recovery (%)	82.9	83.4	84.5
Cash cost per ounce ($US/oz)[4]	821	789	840

(1) The difference between ore mined and ore milled results from stockpiling of lower grade ore.

(2) Strip ratio is calculated as waste mined divided by ore mined.

(3) Head grade refers to the indicated grade of ore milled.

(4) Cash cost per ounce is a non-IFRS measure. Refer to non-IFRS measures section of this MD&A for additional information.

Cost per tonne material mined	YTD 2013[1]	Q3 2013	Q2 2013	Q1 2013
	($US/t)	($US/t)	($US/t)	($US/t)
Mining Costs	3.1	3.4	2.9	3.0
Processing Costs	7.5	7.3	7.3	7.9
Overhead	4.6	3.9	4.1	6.0
Total cost per tonne material mined	15.2	14.6	14.3	16.9

(1) For the nine-month period ended September 30, 2013

Cost per tonne ore milled	YTD 2013[1]	Q3 2013	Q2 2013	Q1 2013
	($US/t)	($US/t)	($US/t)	($US/t)
Mining Costs	13.4	14.9	13.0	12.2
Processing Costs	32.4	32.0	33.1	32.3
Overhead	20.1	17.2	18.6	24.4
Total cost per tonne ore milled	65.9	64.1	64.7	68.9

(1) For the nine-month period ended September 30, 2013

Cost per ounce produced	YTD 2013[1]	Q3 2013	Q2 2013	Q1 2013
	($US/oz)	($US/oz)	($US/oz)	($US/oz)
Mining Costs	167	191	159	149
Processing Costs	403	410	403	394
Overhead	247	220	227	297
Total cash cost per ounce	817	821	789	840

(1) For the nine-month period ended September 30, 2013

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Mining

A total of 1,168,875 tonnes of material were mined during the third quarter of 2013, including a total of 494,535 tonnes of ore mined at a grade of 2.83 g/t Au. The stripping ratio for the period was 1.36, which was lower than the stripping ratio of 1.64 achieved in the second quarter of 2013. Grade control drilling continued as planned with the objective of creating higher confidence levels of the ore body and to facilitate the mine plan for the remainder of 2013.

Processing & Engineering

Although there was a slight increase in production, the process plant at the Twangiza mine experienced numerous challenges with the onset of the rainy season and the resulting material causing various blockages in certain parts of the process.

There were some minor improvements in throughputs during the third quarter as compared with the second quarter of 2013. There was, on various occasions, significant buildup on the primary crusher which caused unexpected delays. During the latter part of the quarter, several buildups of wet and sticky material on the mineral sizer and ROM bin grizzly chokes resulted in difficulty handling clayish material (mudstones). Upon further assessment, management removed the mineral sizer from the circuit and initiated a plan to reposition it parallel to the crushed product discharge conveyor and change the shaft and teeth in order to maximize its material crushing throughput. Higher throughputs have been observed since late in the third quarter.

Recoveries during the third quarter of the year were at an average of 82.9% (compared to 83.4% in Q2 2013) with an indicated head grade of 2.83 g/t Au (compared to 2.91 g/t Au in Q2 2013) and a total of 20,784 (compared to 19,347 ounces in Q2 2013) ounces of gold were produced. During the third quarter, the Company commissioned the four new CIL tanks while at the same time six of the older tanks were taken offline deferring the expected increase in recoveries from the addition of the new tanks to the circuit until the older tanks have been refurbished and added back to the circuit.

Twangiza Plant Optimization and Expansion

Work relating to the Twangiza plant expansion continued through Q3 2013 with the ultimate goal of the process plant improvements being to increase both throughput and recovery rates.

As part of the plant expansion project, the mineral sizer and both secondary and tertiary crushers were replaced with larger and more robust units. These units were installed and operational during the second quarter with the sizer being installed later in June 2013.

The new carbon regeneration kiln has demonstrated continuous improvement of carbon activities and subsequent adsorption while the two new air blowers on the existing carbon-in-leach (“CIL”) circuit have provided increased dissolved oxygen levels as expected. The addition of the four new CIL tanks (which were installed during Q3 2013) followed by the refurbishment and installation of the six original tanks is expected to bring recoveries up toward the 90% range when a throughput capacity of 1.7 Mtpa has been achieved.

All four new CIL tanks have been completed and commissioned while three were brought online during the third quarter of 2013. All six modified tanks have been completed, of which three have been commissioned and are online while the remaining three await the completion and installation of the second elution system.

The second complete (modular) elution system to accommodate the increase in throughput to up to 1.7Mtpa is being manufactured and is expected to be shipped during the fourth quarter, subsequent to which it will be installed and commissioned during the first quarter of 2014 due to delays in manufacturing of the system. This will allow for two parallel streams of processing at the plant and increased gold production.

Sustaining Capital Activities

During the nine months ended September 30, 2013 and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Gold Mine:

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

•	Tailings Management Facility (“TMF”)

The bulk fill, sand drainage, clay seal and protective waste curtain were simultaneously extended beyond the design height of the two year wall to 2033.5 RL. Bulk filling at the five year wall has since received resource deployment with all waste rock from the mine being utilized to build the dam wall. De-silting of diversion canals has also commenced to open up drains in preparation for the wet season. A total of 314,936 tonnes of clay/bulkfill material was placed on both the wall and toe and 18,947 tonnes of sand was placed on the two year wall.

Namoya Mine Development

Development activities, which are futher summarized below, for the planned open-pit hybrid CIL/heap leach gold mine at Namoya continued through the third quarter of 2013 with the expected completion of the construction efforts in the fourth quarter of 2013. Stacking of ore on the heap leach pads commenced in late October and is expected to result in first gold pouring before the end of the year. The Company has mined 1,024,935 tonnes from its two active pits, Seketi and Mwendamboko, subsequent to the third quarter and approximately 9,208 dry tonnes of ore have been stacked to the date of this MD&A.

•	Mining

Mine pit development has commenced at Seketi and stockpiling of low, medium, and high grade ore is currently in process. The mining development at the Mwendamboko pit continued during the third quarter of 2013. Mining at the pit commenced subsequent to the end of the third quarter of 2013. A fence is being erected on the 500 metre blast radius to ensure safe drill and blast procedures. Crushing of mined material, utilizing two mobile crushers, at the heap leach stockpile commenced during late October 2013.

•	Heap Leach and Solution Management

During the third quarter of 2013, installation of the high-density polyethylene (“HDPE”) lining of the heap leach pads continued with most leach pads ready to receive the pad gravel (aggregate) drainage blanket and crushed ore. The pregnant and barren solution ponds have been fully completed while the overall solution ponds are 98% complete. Preparation of the first of two carbon-in-solution (CIS) columns and the pregnant feed solution line to the first CIS column are almost complete. As part of the plan to fast-track production, only one CIS Column will be utilized while the second column is being completed.

As crushed material continues to be stacked on the heap leach pads, irrigation of the first cell is expected to commence during the second half of November 2013, and recovery of gold onto activated carbon within the CIS expected shortly thereafter. Gold on carbon is then to be stripped in the main CIL/gravity section of the plant’s carbon treatment facility (comprising of acid wash, elution, carbon regeneration, electrowinning, and the smelt house), which is presently on schedule to be completed in December 2013.

•	CIL, Gravity, and Other Plant Sections
The ROM wall and primary crusher installation is scheduled to be completed during Q4 2013. The scrubber, secondary and tertiary crushers, and screen circuit is scheduled for completion early December 2013. The assembly of conveyor systems is ongoing while all electrical systems (including substations and the main circuit control systems) are nearing completion.

•	Tailings Management Facility

All major earthworks for the TMF have been completed with HDPE lining of the raw water dam to be completed in November. The TMF will consist of an initial 620,000 cubic meters earthwall at a 12 metre height with a storage capacity of two years of tailings and is expected to be completed during the end of the fourth quarter of 2013.

•	Access Roads

The 420 kilometre main access road to Namoya from Uvira has been rehabilitated. Ten bridges have been upgraded, increasing the logistics capacity of freighting materials and equipment to the Namoya site. There is a road construction team that is deployed and will be permanently in place to conduct general maintenance work on the roads to ensure consistent delivery of goods to site via the existing access route.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

•	Personnel

At peak construction there were approximately 2,074 employees, consisting of both construction and operational personnel, to help ensure timely completion of the Namoya mine construction and readiness for commissioning in the fourth quarter of 2013. A recruiting initiative for personnel for the operating phase continued through the third quarter and will continue into the fourth quarter. The Company intends to train personnel and develop appropriate systems in support of the operating phase of the Namoya mine. Demobilization of the construction and erection workforce has commenced with a large contingent expected to be released by the end of 2013. A smaller crew will remain on site through January 2014 for cold and hot commissioning to help address any teething problems that may be experienced as production ramps up.

Exploration

With Banro’s focus being on the enhancements at the Twangiza plant and the development at Namoya, exploration programs have been curtailed with a remaining focus on low-cost exploration activities at both mine sites and sufficient low cost activities at Kamituga and Lugushwa to maintain a presence on the properties.

At Twangiza, field camps were shut down during the third quarter while during prior quarters a small exploration team conducted geological mapping, rock chip sampling and BLEG (bulk leach extractable gold) stream sediment sampling to delineate previously identified anomalies. The focus during Q3 was on reviewing the existing exploration database and target generation for the 2014 exploration program.

At Namoya, encouraging results from an infill drilling program were released (see Banro press release dated July 15, 2013). No regional exploration was conducted during the third quarter with the focus mainly being on supporting the Namoya Mine development through grade control drilling and water supply borehole drilling. The exploration activities during prior quarters of 2013 centered on refining the Namoya geological and mineralization model in preparation of a full mineral resource update.

At Lugushwa, the following exploration programs were undertaken during Q3 2013: auger drilling, trenching, channel sampling, pitting, BLEG, stream sediment sampling and surface mapping. In all, 2,610 auger samples (equivalent to 2,088.50 metres), 228 rock channel samples (representing 220.10 metres), 105 pit samples, 10 BLEG samples and 11 stream samples were collected for Au analysis.

At Kamituga, exploration work during Q3 2013 involved 1,752.8 metres of auger drilling and trenching and sampling at Kibukila, Mobale, G15, and Kiloboze prospects to test near surface mineralization. A total of 22 BLEG and 19 rock samples were also collected for Au analysis. Gridding and soil sampling were also undertaken with the objective of extending the central Kamituga soil grid towards the northeast and southwest of the central grid.

With respect to other regional exploration targets, no ground exploration was undertaken in Q3 2013.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Results of Operations

The Company’s operations for the nine-month period ended September 30, 2013 showed a net loss of $456, or $ 0.00 per share, compared to a net loss of $10,435, or $0.05 per share, incurred in the corresponding period in 2012. For the three-month period ended September 30, 2013, the Company reported a net loss of $3,671, or $0.01 per share, compared to a net loss of $2,794, or $0.01 per share, incurred in the corresponding period in 2012. During the three and nine-months ended September 30, 2013, significant changes in operating revenue and expenses occurred in the categories described below as compared to the corresponding periods of 2012:

Production revenue

The Company recognized $27,133 and $84,786 of gross revenue from the sale of 20,410 and 59,118 ounces of gold, during the three and nine-month periods ended September 30, 2013, respectively. The Company commenced commercial production effective September 1, 2012. As a result, production revenues for the corresponding period only reflect one month of revenue. All pre-production revenue had been recognized as a reduction of expenses capitalized to the mine under construction asset on the Company’s statement of financial position.

Production costs

As per the description above, the comparative figures for the three and nine months ended September 30, 2013 reflect only one month of production in 2012 due to the date on which commercial production commenced. Production costs for the three months ended September 30, 2013, June 30, 2013 and March 31, 2013 and for the single month of commercial production in the third quarter of 2012 were as follows:

Production Costs	Q3 2013		Q3 2012[1]		Q2 2013		Q1 2013
	($000	's)	($000	's)	($000	's)	($000	's)
Raw materials and consumables	8,404		2,722		7,562		7,339
Salaries	3,361		1,065		3,983		4,090
Contractors	2,782		1,004		2,691		2,355
Other	2,521		761		1,029		2,691
	17,068		5,552		15,265		16,475

(1) Q3 2012 only includes production costs from September 1, 2012, when commercial production commenced.

During the third quarter of 2013, raw materials and consumables costs were higher than prior quarters due to greater mining-related costs, including fuel and replacement parts. Other expenses within production costs increased significantly as compared to the second quarter of 2013 as a result of adjustments for quarter-on-quarter movements of gold ore inventory comprising stockpile ore, gold-in-process, and gold bullion inventory.

General and administrative expenses

The tables below provide a breakdown of general and administrative expenses for the three and nine-months ended September 30, 2013 and 2012:

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

General & Administrative expenses	Q3 2013		change	Q3 2012
	($000	's)	(%)	($000	's)
Salaries and employee benefits	767		48%	520
Consulting, management, and professional fees	245		76%	139
Office and sundry	176		(1%)	178
Depreciation	12		9%	11
Other	456		58%	289
	1,656		46%	1,137

General & Administrative expenses	YTD 2013[1]		change	YTD 2012[1]
	($000	's)	(%)	($000	's)
Salaries and employee benefits	5,529		185%	1,940
Consulting, management, and professional fees	794		23%	648
Office and sundry	803		(14%)	929
Depreciation	37		42%	26
Other	1,726		30%	1,327
	8,889		83%	4,870

(1) For the nine-month periods ended September 30, 2013 and 2012

General and administrative expenses increased to $1,656 and $8,889, for the three and nine months ended September 30, 2013, respectively, compared to $1,137 and $4,870 incurred during the corresponding periods in 2012. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Employee benefits increased to $767 and $5,529 during the three and nine months ended September 30, 2013 from $520 and $1,940 incurred during the corresponding periods of 2012, mainly as a result of the settlement reached with the Company’s former CEO in connection with his departure from the Company (see “Related Party Transactions” below).

Office and sundry

Office and sundry expenses decreased to $803 during the nine months ended September 30, 2013 from $929 incurred during the corresponding period of 2012. The decrease is primarily a result of the costs related to the sourcing of senior management personnel in 2012 which did not occur in 2013.

Other

Other expenses, which increased 60% and 31% for the three and nine-month period ended September 30, 2013 as compared to the corresponding periods of 2012, include travel and promotion and contributions to the Banro Foundation. Banro Foundation contributions from the Twangiza mine were capitalized to the mine under construction asset during the same period in 2012. Similar to prior quarters in 2013, there was a greater frequency of travel expenses incurred during the third quarter, and during the first nine months of 2013, as compared to 2012 in order to facilitate various management and restructuring changes and other longer-term cost containment initiatives within the Company.

Share-based payment expenses

The fair value of employee share-based compensation recorded during the three and nine months ended September 30, 2013 decreased to $193 and $2,793, respectively, from $2,004 and $5,150 recorded during the respective three and nine months ended September 30, 2012. The decrease in expenses observed for the three and nine month periods ended September 30, 2013 compared to 2012 is related to the vesting period of stock options issued to employees, directors and officers of the Company during the year ended December 31, 2012. The vesting period of these options either lapsed and/or various employees of the Company forfeited options as a result of the cessation of their respective employment as part of the Company’s restructuring program.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Exploration and Development Project Expenditures

Exploration and evaluation expenditures

During the first nine months of 2013, the Company incurred exploration and evaluation expenditures of $15,402 (compared to $25,882 for the corresponding period in 2012) capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The tables below provide the allocation of such exploration and evaluation expenditures for the three and nine-months ended September 30, 2013 and 2012:

Exploration and evaluation expenditures	Q3 2013		change	Q3 2012
	($000	's)	(%)	($000	's)
Twangiza project	1,228		(35%)	1,882
Namoya project	1,266		(53%)	2,716
Lugushwa project	1,202		(67%)	3,627
Kamituga project	1,231		(53%)	2,639
Banro Congo Mining SARL	11		100%	-
	4,938		(55%)	10,864

Exploration and evaluation expenditures	YTD 2013[1]		change	YTD 2012[1]
	($000	's)	(%)	($000	's)
Twangiza project	4,127		(12%)	4,674
Namoya project	3,551		(56%)	8,035
Lugushwa project	3,727		(44%)	6,627
Kamituga project	3,949		(39%)	6,503
Banro Congo Mining SARL	48		12%	43
	15,402		(40%)	25,882

(1) For the nine-month periods ended September 30, 2013 and 2012

Generally, there have been significant reductions to the budget for exploration activities for fiscal 2013 as compared to fiscal 2012, and this general trend will be observed throughout 2013 such that current year expenses will be lower than corresponding periods in 2012 commensurate with a focus on operational improvements at Twangiza and development at Namoya.

Mine development expenditures

During the first nine months of 2013, the Company incurred development expenditures of $122,128 (first nine months of 2012 - $152,636) with respect to the development of the Namoya Mine which is capitalized in the consolidated statement of financial position as mine under construction asset. The Twangiza project accounted for approximately half of the mine development expenditures for the nine months ended September 30, 2012. The allocation of such expenditures was as follows:

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Mine Development Expenditures	YTD 2013[1]		YTD 2012[1]
	Namoya		Total[2]
	($000	's)	($000	's)
Mine development expenditures	122,128		152,636
Pre-production commercial revenue	-		(68,112)
Net expenditures	122,128		84,524

(1) For the nine-month periods ended September 30, 2013 and 2012

(2) Includes expenditures on Twangiza and Namoya.

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2013. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011

Revenues	27,133	24,484	33,169	33,939	8,692	-	-	-
Gross earnings from operations	3,221	2,533	10,954	11,733	702	-	-	-
Net (loss)/income	(3,671)	(3,054)	6,269	5,874	(2,794)	(4,171)	(3,470)	(2,883)
(Loss)/earnings per share, basic ($/share)	(0.01)	(0.01)	0.03	0.03	(0.01)	(0.02)	(0.02)	(0.02)
(Loss)/earnings per share, diluted ($/share)	(0.01)	(0.01)	0.03	0.03	(0.01)	(0.02)	(0.02)	(0.02)

The Company recorded revenues of $27,133 for the three month period ended September 30, 2013, compared to $24,484 for the second quarter of 2013. The increase in revenue was primarily a result of greater ounces sold as compared to the prior quarter. The net loss for the third quarter of 2013 was driven by a $3,248 loss on change in fair value of the Company’s issued preference shares during the third quarter. Further adding to the net loss recorded in the third quarter was the higher mining-related costs, including fuel and replacement parts, from the Twangiza mine as compared to prior quarters. The Company recorded revenues of $24,484 for the three month period ended June 30, 2013, compared to $33,169 for the first quarter of 2013. The lower revenues were primarily a result of the 17% decline in the average spot gold price received for gold sold during the period as well as 11% less gold sold during the period as compared to the first quarter of 2013. The settlement with the Company’s former CEO (see “Related Party Transactions” below) reduced the Company’s gross earnings from mining operations to a net loss for the quarter. During the first quarter of 2013, the Company recorded revenue of $33,169, which was lower than the fourth quarter of 2012 as the price of gold had decreased during the quarter, however net income increased as the Company reduced costs. During the fourth quarter of 2012, the Company recorded revenue of $33,939 compared to revenue of $8,692 in the third quarter of 2012, as the fourth quarter included three months of commercial production revenue whereas the third quarter only included one month of commercial production revenue. The Company recorded earnings from mining operations of $11,733 from the Twangiza Gold Mine during the fourth quarter of 2012, compared to $702 of earnings from mining operations during the third quarter of 2012. However, the Company commenced the depletion and depreciation of previously capitalized exploration and development expenses, which was $4,590 in the fourth quarter, reducing net profit to $5,874 in the fourth quarter of 2012. The Company’s net loss of $2,794 incurred during the third quarter of 2012 was lower than the net loss of $4,171 recorded during the second quarter of 2012 primarily as result of earnings from mining operations of $702 realized following the Company’s declaration of commercial production in September 2012 and foreign exchange gains of $254. In addition, the net loss recorded during the third quarter of 2012 was impacted by higher share-based compensation expense of $2,004 compared to $1,794 recorded during the previous quarter. The Company recorded a loss of $4,171 for the three month period ended June 30, 2012, which was higher than the loss recorded for the first quarter of 2012 of $3,470 primarily due to higher interest of $533 in relation to the long-term debt as compared to the first quarter ($178). During the first quarter of 2012, the Company recorded a loss of $3,470 which, as compared to the fourth quarter of 2011, was impacted primarily by increased share-based payment expense, travel and promotion as well as interest and bank expenses while employee benefits decreased as the employee benefits recorded during the fourth quarter of 2011 included year end performance bonuses. In addition, a lower exchange gain of $88 was recorded in the first quarter of 2012 compared to a foreign exchange gain of $267 that was recorded in the fourth quarter of 2011.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Liquidity and Capital Resources

As at September 30, 2013, the Company had cash and cash equivalents of $14,827 compared to cash and cash equivalents of $27,049 as at December 31, 2012. During the first nine months of 2013 the Company completed several financings, which significantly improved the Company’s liquidity position. However, as a result of the decline of the spot price of gold during the first nine months of 2013, the Company’s net cash flow expected from the Twangiza Gold Mine to fund its operations has consequently been reduced, including the ability to generate excess cash to fund the construction of the Namoya Mine.

During the first nine months of 2013 the establishment of credit facilities for $40 million was completed with three commercial banks in the DRC, Rawbank, Ecobank, and BCDC, $15 million, $15 million and $10 million, respectively, and at rates of 9%, 8.5%, and 8% interest, respectively.  The Rawbank facility has been renegotiated to be repayable in ten equal monthly installments starting in April 2014 while the Ecobank facility is repayable in four equal quarterly payments from March 31, 2014. The BCDC loan is repayable commencing February 2014 in ten equal monthly installments of $1 million and a final installment of $384. See also the disclosure above under “Financing Matters” for information with respect to the $100 million financing completed by the Company in April 2013. An additional $3 million credit facility was received from Rawbank in July 2013 which bears interest at a rate of 10% per annum and is repayable in 24 monthly installments starting September 2013.

During the nine month period ended September 30, 2013, the Company spent $16,225 in cash for exploration and evaluation expenditures (of which approximately half was for support services in the DRC) and $103,877 in cash for the development of the Namoya Mine (compared to $23,275 spent on exploration and evaluation expenditures and $111,840 spent on the development of the Twangiza and Namoya mines during nine month period ended September 30, 2012, offset by $68,112 of pre-production revenue). In addition, during the nine months ended September 30, 2013, the Company spent $28,536 on capital assets (compared to $15,018 spent during the corresponding period in 2012) to carry on its projects in the DRC.

Since the end of the third quarter, the Company has secured an additional $10 million in loans through the resource fund of Auramet Trading, LLC, the organization through which the Company sells gold produced from its Twangiza mine. These loans are repayable in six monthly physical gold deliveries commencing July 2014 and ending December 2014, with the number of ounces to be delivered to be 1,558 ounces per month. The Company has also negotiated a gold prepayment arrangement which provides for prepayment by Auramet for gold sales to Auramet up to 30 days in advance of gold delivery. The amount of prepayment at any one time will not exceed $7.5 million. This gold prepayment arrangement will be in place until February 2014.

Based on the revenues expected to be generated from the Company’s Twangiza Mine, together with the Company’s existing arrangements and cash on hand, the Company expects to have access to sufficient funds to carry out its proposed 2013 operating and capital budgets.

As a result of restrictive covenants in the Indenture under which the Company’s outstanding Notes were issued, the Company’s ability to incur additional debt is currently very limited. Should the Company experience further production shortfalls at Twangiza, equipment breakdowns, cost overruns or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options.

In the Company’s prospectus dated April 15, 2013, the Company provided a listing of the expected use of proceeds from its April 2013 financing. The table below provides a comparison of the Company’s actual disbursement of said funds as at September 30, 2013 as compared to the proposed use of proceeds presented in the Company’s April 15, 2013 prospectus:

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Use of Proceeds	Actual		Prospectus
	($000	's)	($000	's)
Development costs of Namoya project	77,191		76,000
Administrative and general expenses	22,809		24,000
	100,000		100,000

Contractual Obligations

The Company’s contractual obligations as of September 30, 2013 are described in the following table:

Contractual Obligations	Payments due by period

	Total		Less than one year		One to three years		Four to five years
	($000	's)	($000	's)	($000	's)	($000	's)
Operating leases	236		67		169		-
Bank loans	42,750		29,500		13,250		-
Long-term debt	175,000		-		175,000		-
Long-term debt interest	61,250		17,500		43,750		-

Related Party Transactions

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine-month periods ended September 30, 2013 and 2012 was as follows:

	Three months ended				Nine months ended
	September 30, 2013		September 30, 2012		September 30, 2013		September 30, 2012
	($000	's)	($000	's)	($000	's)	($000	's)
Short-term employee benefits	872		789		3,209		5,395
Other benefits	20		25		59		78
Employee retention allowance	49		80		156		150
Share-based payments	-		-		-		9,018
Other long-term employee benefits	-		-		2,756		-
	941		894		6,180		14,641

During the three and nine-month periods ended September 30, 2013, directors fees of $75 and $198, respectively (three and nine-month period ended September 30, 2012 - $63 and $200, respectively) were paid to non-executive directors of the Company.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Other long-term employee benefits of $2,756, comprises the remainder owing of the $3,600 settlement amount agreed upon with the Company’s former CEO relating to his departure, and is payable over 32 monthly installments of $86. The Company also issued 500 share appreciation rights to the former CEO as part of the settlement exercisable at a price of Cdn$2.30 and which expire in June 2015.

During the three and nine-month periods ended September 30, 2013, legal fees of $60 and $1,311 (three month and nine-month periods ended September 30, 2012 - $29 and $696, respectively), incurred in connection with the Company’s preference and common share financing and other financings as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at September 30, 2013, the balance of $667 (December 31, 2012 - $66) owing to this legal firm was included in accounts payable.

During the three and nine-month periods ended September 30, 2013, the Company incurred common expenses of $104 and $187, respectively (three and nine-months periods ended September 30, 2012 - $100 and $237, respectively) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at September 30, 2013, an amount of $170 (December 31, 2012 – $94) owing from Loncor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and nine-month periods ended September 30, 2013, the Company incurred common expenses of $4 and $70, respectively (three and nine-month periods ended September 30, 2012 - $125 and $317, respectively) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at September 30, 2013, an amount of $6 (December 31, 2012 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and nine-month periods ended September 30, 2013, $7 was repaid to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the DRC. As at September 30, 2013, an amount of $2 (December 31, 2012 - $nil) was due to Delrand. Amounts due to Delrand are included in Investment in Associate in the statement of financial position.

	September 30, 2013		December 31, 2012
	($000	's)	($000	's)
Due from related parties	176		97
Due to related party	667		66

These transactions are in the normal course of operations and are measured at the exchange amount.

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed financial statements included the following:

Estimates

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the asset’s useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Judgments

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mine under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use

•	the ability to produce a saleable product

•	the ability to sustain ongoing production at a steady or increasing level

•	the mine has reached a level of pre-determined percentage of design capacity

•	mineral recoveries are at or near the expected production level

•	the completion of a reasonable period of testing of the mine plant and equipment

The results of operations of the Company during the periods presented in the consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive income/(loss) during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Accounting Standards Issued but Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. IFRS 9, however, no mandatorily effective date has currently been defined. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 36, Impairment of Assets (“IAS 36”) was issued by the IASB in May 2013. The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarifies the disclosures required, and introduces an explicit requirement to disclose the discount rate used in determining impairment. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 39, Financial Instruments: recognition (“IAS 39”) was issued by the IASB in June 2013. The amendment clarifies that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

In May 2013, the IFRS Interpretations Committee (“IFRIC”) published IFRIC Interpretation 21, Levies (“IFRIC 21”), effective for annual periods beginning on or after January 1, 2014. IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Financial Instruments

Fair value of financial assets and liabilities

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

The Company’s consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it currently does not enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income/(loss). During the three and nine month periods ended September 30, 2013, the Company recorded a foreign exchange gain of $177 and a foreign exchange loss of $254, respectively, and a gain of $254 and $241, respectively, during the corresponding periods in 2012 due to the variation in the value of the United States dollar relative to the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 24(c) of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt and two bank loans, all other financial obligations of the Company including accounts payable of $45,738, accrued liabilities of $10,203, bank loans of $29,500 and due to related parties of $667 are due within one year.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with an additional $53,000 of debt financing carried out during 2013, the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the debt could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The Indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Mineral Reserve and Mineral Resources Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual information form dated March 26, 2013 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 12, 2013, the Company had outstanding 252,101 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 15,666 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), and 735 broker warrants (with each such broker warrant entitling the holder to purchase one common share of the Company at a price of Cdn$3.25 until February 24, 2015).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2012, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2012, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2012, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the nine month period ended September 30, 2013, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Non-IFRS Measures

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties. Cash cost per ounce is determined on a production basis.

The Company defines all-in cash costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties plus all sustaining capital costs (excluding exploration). All-in cash cost per ounce is determined on a production basis.

Banro Corporation

Management’s Discussion and Analysis – third Quarter 2013

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the spot price per ounce of gold at close of the reporting period.

The Company is currently evaluating the guidance note provided by the World Gold Council in June 2013 on all-in sustaining cash costs and all-in costs to determine its potential adoption and specific application to the Company’s Twangiza Mine.

Cash cost	Q3 2013		Q2 2013		Q1 2013
	($000	's)	($000	's)	($000	's)
Mine operating expenses	23,912		21,951		22,215
Less: Depletion and depreciation	(6,844)		(6,686)		(5,740)
Total cash costs	17,068		15,265		16,475
Gold production (oz)	20,784		19,347		19,602
Cash cost per ounce ($/oz)	821		789		840

All-in cash cost	Q3 2013		Q2 2013		Q1 2013
	($000	's)	($000	's)	($000	's)
Mine operating expenses	23,912		21,951		22,215
Less: Depletion and depreciation	(6,844)		(6,686)		(5,740)
Total cash costs	17,068		15,265		16,475
Sustaining capital	4,950		5,738		5,889
All-in cash costs	22,018		21,003		22,364
Gold production (oz)	20,784		19,347		19,602
All-in cash cost per ounce ($/oz)	1,059		1,086		1,141

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